UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DDi Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233162304 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 12,913,287 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 12,913,287 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,913,287 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.999%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 233162304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 12,913,287 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 12,913,287 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,913,287 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.999%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 233162304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 10,544,677 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 10,544,677 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,677 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.165%
12.	Type of Reporting Person (See Instructions) OO

Page 4 of 9 pages

CUSIP No. 233162304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 10,544,677 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 10,544,677 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,677 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.165%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1	(a).	Name of Issuer

DDi Corp. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is: 1220 Simon Circle, Anaheim, California, 92806, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022 Delaware Limited Partnership

QVT Financial GP LLC 527 Madison Avenue, 8th Floor New York, New York 10022 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walkers House P.O. Box 908GT Mary Street George Town, Grand Cayman, Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 527 Madison Avenue, 8th Floor New York, New York 10022 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

The title of the securities is common stock, par value $0.001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 233162304.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 6 of 9 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 10,544,677 shares of Common Stock, consisting of 9,289,073 shares of Common Stock and 1,255,604 shares underlying a common stock purchase warrant (the “Warrant”). QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 2,368,610 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 12,913,287 shares of Common Stock, consisting of the shares owned or eligible for purchase by the Fund and the shares held in the Separate Account.

The aggregate number of shares underlying the Warrant is 4,297,131. Because the Warrant contains an issuance limitation prohibiting the Fund from exercising the Warrant to the extent that such exercise would result in beneficial ownership by the Fund or QVT Financial of more than 9.999% of the Common Shares then issued and outstanding, the Warrant currently is exercisable for 1,255,604 shares of Common Stock. The remaining 3,041,527 shares of Common Stock underlying the Warrant may not be issued unless the Fund provides notice to the Issuer 65 days prior to exercise of the Warrant that this limitation will not apply.

The approximate percentage of shares of Common Stock reported beneficially owned by each reporting person herein is based upon 129,145,726 shares outstanding, which reflects the sum of (i) 127,890,122 shares of Common Stock issued and outstanding as of November 2, 2005, and (ii) the 1,255,604 shares of Common Stock underlying the Warrant.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Fund and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Fund, except to the extent of its pecuniary interest therein.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Page 9 of 9 pages